

Mail Stop 3561

March 31, 2008

Thomas J. Folliard
Chief Executive Officer
CarMax, Inc.
12800 Tuckahoe Creek Parkway
Richmond, VA 23238

> **Re: CarMax, Inc.**
> **Response letter dated March 26, 2008 in response to comments dated**
> **February 29, 2008 relating to Form 10-K for the Fiscal Year Ended**
> **February 28, 2007 filed April 27, 2007**

Dear Mr. Folliard:

We have reviewed your response to our comments and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended February 28, 2007

Note 2. Summary of Significant Accounting Policies, page 42

1. We reviewed your response to comments four and six in our letter dated February 29, 2008. Please confirm to us that you will disclose in future filings information similar to that included in your response to these comments.

Definitive Schedule 14A filed April 27, 2007

Item 11. Executive Compensation, page 63

2. We are in receipt of your response to comment eight of our letter dated February 29, 2008. We note your indication that you will comply with this comment in future filings. Please provide us with your proposed disclosure explaining how the compensation committee's decisions regarding each element fits into the company's overall compensation objectives and how decisions regarding each element affects decisions regarding other elements, to the extent that such an inter-relationship exists. Please also ensure that you include in your disclosure the explanation you provided to us regarding

why you excluded the realized value of equity compensation in your discussion of peer companies.

3. We are in receipt of your response to comment nine of our letter dated February 29, 2008. We note your indication that you will comply with this comment in future filings. Please provide us with your proposed additional analysis regarding how you calculated performance targets for completed fiscal years, quantify such targets and disclose how actual performance affected the compensation committee's decisions.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Any accounting-related questions may be directed to Anthony Watson, Staff Accountant at (202) 551-3318 or William Thompson, Branch Chief at (202) 551-3344. Questions on other disclosure issues may be directed to Mara L. Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3720 if you have any questions regarding your filing or this review.

Sincerely,

H. Christopher Owings
Assistant Director

cc via facsimile:

Keith D. Browning
(804) 967-2978